September 21, 2009

Mr. B. Bryan Robinson
President and Chief Executive Officer
Pro Financial Holdings, Inc.
536 North Monroe Street
Tallahassee, Florida 32301

      Re: **Pro Financial Holdings, Inc.**
                 Post Effective Amendment No. 2 to Registration Statement on Form SB-2
                 File No. 333-141191
                 Filed September 16, 2009

Dear Mr. Robinson:

        We have monitored your Form SB-2 with respect to the following comments. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2 filed September 16, 2009

General

1.   Please ensure that any filings you make are on the proper form. In this regard, refile a post-effective amendment number 3 on Form S-1. Refer to 17 C.F.R. § 401 and SEC release 33-8876 dated December 19, 2007.

2.   Please be aware that the filing of a new registration statement triggers your requirements to comply with the Exchange Act, regardless of your previous suspension under Rule 15d-6 of the Exchange Act.

Exhibit 23.1

3.   It appears that James D. A. Holley & Co., P.A. is not registered with the Public Company Accounting Oversight Board as is required by Section 102 of the Sarbanes-Oxley Act of 2002. Please advise us as to how you intend to comply with the requirements of the Sarbanes-Oxley Act of 2002.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3434 with questions.

Sincerely,

Michael Clampitt